FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 November 2010

HSBC COSTA RICA SELLS IBP SHAREHOLDING

Corporación HSBC (Costa Rica), S.A. has sold its 50 per cent shareholding in IBP Pensiones Operadora de Pensiones Complementarias S.A. ("IBP") to Banco Popular y de Desarrollo Comunal. At 30 June 2010, IBP had gross assets of US$4.1million.

The transaction, which remains subject to regulatory approvals, is expected to be completed in the fourth quarter of 2010.

Media enquiries to Roy Caple on + 52 (01) 55 57216388 or at Roy.Caple@hsbc.com.mx

Notes to editors:

1.  Grupo del Istmo Costa Rica, S.A.
Grupo del Istmo (Costa Rica) S.A. is the holding company of Corporacion HSBC (Costa Rica) S.A. and Grupo del Istmo (Costa Rica) S.A. is 100 per cent owned by HBSC Bank (Panama) S.A.

2.  Corporacion HSBC (Costa Rica) S.A.
Corporación HSBC (Costa Rica) S.A. is 99.83 percent owned by Grupo del Istmo (Costa Rica) S.A. Corporacion HSBC (Costa Rica) S.A. is 100 percent the holding company of Banco HSBC (Costa Rica) S.A and 50 per cent ownership of IBP Pensiones Operadora de Pensiones Complementarias S.A. At 30 June 2010, total assets were US$1,273 millions and equity was US$180 millions. Corporación HSBC (Costa Rica) S.A. shares are listed on the Stock Exchange in Costa Rica.

3.  The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 3 November, 2010